SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 3)

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

AVX CORPORATION

(Name of the Issuer)

AVX Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02444107

(CUSIP Number of Class of Securities)

Michael E. Hufnagel

Senior Vice President, Chief Financial Officer, and Treasurer

1 AVX Boulevard

Fountain Inn, South Carolina 29644

(864) 967-2150

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

David A. Katz Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Dennis O. Garris Rebecca R. Valentino Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,046,106,509.85	$135,784.62
*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 47,416,825, which is the total number of shares of common stock of AVX Corporation outstanding (“Shares”) not beneficially owned by Kyocera Corporation (calculated as the difference between 169,216,825, the total number of outstanding Shares, and 121,800,000, the number of Shares beneficially owned by Kyocera Corporation as of the date hereof) and (B) $21.75, which is the per Share tender offer price, (ii) the product of (A) 621,360, which is the number of Shares issuable upon the exercise of “in-the-money” options to purchase the Shares, and (B) $8.51, which is the difference between $21.75, which is the per Share tender offer price, and $13.24, which is the weighted average per share exercise price of such options, and (iii) the product of (A) 436,910, which is the total number of Shares subject to restricted stock units, and (B) $21.75, which is the per Share tender offer price. The calculation of the Transaction Valuation is based on information provided as of February 13, 2020, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the Transaction Valuation by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $135,784.62	Filing Party: Kyocera Corporation

Form or Registration No.: Schedule TO	Date Filed: March 2, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) filed on March 2, 2020 with the U.S. Securities and Exchange Commission (the “SEC”) by AVX Corporation, a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below.

This Amendment No. 3 relates to the cash tender offer by Arch Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Kyocera Corporation, a joint stock corporation incorporated under the laws of Japan (“Parent”), to acquire any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that Parent does not already own at an offer price per Share equal to $21.75, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2020, (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after and on the same date as the consummation of the Offer and subject to the satisfaction or waiver (to the extent waivable) of the terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), without a vote of the stockholders of the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and Parent on March 2, 2020 (as amended or supplemented from time to time, the “Schedule TO”), which contain as exhibits an Offer to Purchase dated March 2, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, and which, together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, constitutes the “Offer”). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 2, 2020 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Statement, except that such information is amended and supplemented to the extent provided in this Amendment No. 3. All information contained in this Amendment No. 3 and the Statement concerning the Company, Parent and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Schedule 14D-9 as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by the Company with the SEC on March 16, 2020, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by the Company with the SEC on March 20, 2020, the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed by the Company with the SEC on March 30, 2020 (a copy of which is filed as Exhibit (a)(2)(D) hereto, and the information contained in the Schedule TO as amended by the Tender Offer Statement (Amendment No. 1) on Schedule TO filed by Parent and Purchaser on March 16, 2020 and the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by Parent and Purchaser on March 30, 2020, are incorporated in this Amendment No. 3 by reference, and amend, supplement and restate, as the case may be, the Statement.

ITEM 15.	ADDITIONAL INFORMATION.

Item 15 is amended and supplemented to include the following as a new paragraph at the end of “(c) Other Material Information”:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired at one minute after 11:59 p.m., New York City time, at the end of the day on Friday, March 27, 2020. The Depositary for the Offer has indicated that a total of 31,763,490.559 Shares were validly tendered and not validly withdrawn pursuant to the Offer as of the Expiration Date, representing approximately 67.0% of the outstanding Shares not already owned by Parent. In addition, Notices of Guaranteed Delivery have been delivered for 2,548,489 Shares, representing approximately 5.4% of the outstanding Shares not already owned by Parent. All Shares that were validly tendered and not withdrawn pursuant to the Offer have been accepted for payment by Purchaser.

On March 30, 2020, Parent completed its acquisition of the Company pursuant to the terms of the Merger Agreement. On such date, Purchaser merged with and into the Company in accordance with Section 251(h) of the DGCL, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding Share (other than Shares held by the Company, any of its subsidiaries, Parent, Purchaser or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted into the right to receive $21.75 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes (which is the same amount per Share paid in the Offer). Instructions outlining the steps to be taken to obtain the Merger Consideration will be mailed to the Company’s stockholders who did not tender their Shares in the Offer.

Promptly following consummation of the Merger, Parent intends to cause all Shares to be delisted from the New York Stock Exchange and deregistered under the Exchange Act.”

ITEM 16.	EXHIBITS.

Item 16 is amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(2)(D)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 30, 2020).

(a)(5)(E)	Press Release issued by AVX Corporation on March 30, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 30, 2020).

(a)(5)(F)	Press release issued by Kyocera Corporation on March 30, 2020 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 30, 2020

AVX CORPORATION

By:	/s/ Michael E. Hufnagel
Name:	Michael E. Hufnagel
Title:	Senior Vice President, Chief Financial Officer, and Treasurer